UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*


                                Fiberstars, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   315662 10 6
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 7 pages

---------------------------------------                                        --------------------------------------
CUSIP NO. 315662 10 6                                    13G                             Page 2 of 7 Pages
---------------------------------------                                        --------------------------------------
----------- ---------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Pacific Technology Fund

----------- ---------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a)  [  ]
                                                                                                        (b)  [  ]
----------- ---------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- ---------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     California
----------- ---------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER

        NUMBER OF
                           ---------- -------------------------------------------------------------------------------
         SHARES                6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      711,589

                           ---------- -------------------------------------------------------------------------------
         BY EACH               7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON
                           ---------- -------------------------------------------------------------------------------
          WITH                 8      SHARED DISPOSITIVE POWER

                                      711,589
-------------------------- ---------- -------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            711,589
----------- ---------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------- ---------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            20.85%
----------- ---------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            PN
----------- ---------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILING OUT!

                               Page 2 of 7 pages


---------------------------------------                                        --------------------------------------
CUSIP NO. 315662 10 6                                    13G                             Page 3 of 7 Pages
---------------------------------------                                        --------------------------------------

----------- ---------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael Feuer

----------- ---------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a)  [  ]
                                                                                                        (b)  [  ]
    3       SEC USE ONLY


----------- ---------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States of America
----------- ---------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER

        NUMBER OF                     35,885
                           ---------- -------------------------------------------------------------------------------
         SHARES                6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      711,589

                           ---------- -------------------------------------------------------------------------------
         BY EACH               7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                       35,885

                           ---------- -------------------------------------------------------------------------------
          WITH                 8      SHARED DISPOSITIVE POWER

                                      711,589
-------------------------- ---------- -------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            747,474

----------- ---------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------- ---------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            21.90%

----------- ---------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            IN
----------- ---------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILING OUT!

                               Page 3 of 7 pages

Schedule 13G
Pacific  Technology  Fund(Cont'd)

Item 1(a)         Name of Issuer:

                           Fiberstars, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           2883 Bayview Drive
                           Fremont, CA 94538

Item 2(a)         Name of Person Filing:

                           Pacific Technology Fund
                           Michael Feuer

Item 2(b)         Address of Principal Business Office, or if None, Residence:

                           Michael Feuer
                           Pacific Technology Fund
                           c/o Santa Clara Associates
                           2350 Mission College Boulevard
                           Santa Clara, CA 95054

Item 2(c)         Citizenship:
                           Pacific Technology Fund is a general partnership organized in the State of California. Michael Feuer is a citizen of the United States of America.

Item 2(d)         Title of Class Securities

                           Common Stock

Item 2(e)         CUSIP Number:

                           315662 10 6

Item 3            Type of Person:

                           Not Applicable

Item 4            Ownership (at December 31, 1996):

(a) and (b)       Amount beneficially owned:

                  As of December 31, 1995, Pacific Technology Fund beneficially owned 711,589 shares or 20.85% of the outstanding shares of common stock of the Issuer. Mr. Feuer beneficially owned 747,474 or 21.90% of the outstanding shares of common stock of the Issuer.

                               Page 4 of 7 pages

Schedule 13G
Pacific  Technology  Fund(Cont'd)


(c)               Number of shares as to which such person has:

                  Mr. Feuer, the general partner of Pacific Technology Fund has voting and dispositive powers with respect to the 703,123 shares owned by Pacific Technology Fund.

                  Mr. Feuer has sole voting power and dispositive power with respect to 35,885 shares. Of these 22,268 shares, 12,500 shares are issuable upon exercise of an option that is fully exercisable at a price of $0.90 per share and such option expires on February 24, 2002. Another 1,302 shares are issuable upon exercise of an option that is fully exercisable at a price of $0.90 per share, and such option expires on October 1, 2001. An additional 5,000 shares are issuable upon exercise of an option that is fully exercisable at a price of $0.90 per share, and such option expires on August 17, 2004 or when Mr. Feuer ceases to serve as a director of the Issuer, if earlier. Another 5,000 shares are issuable upon exercise of an option that is fully exercisable at a price of $5.625 per share, and such option expires on May 16, 2005 or when Mr. Feuer ceases to serve as a director of the Issuer, if earlier. Finally, Mr. Feuer holds an option to purchase 5,000 shares of common stock, which vests in 12 equal monthly installments from the grant date (May 22, 1996), 3,750 shares of which are fully exercisable within 60 days of December 31, 1996, with the remainder becoming fully exercisable on May 22, 1997. This option expires on May 21, 2006 or when Mr. Feuer ceases to serve as a director of the Issuer, if earlier.


Item 5            Ownership of Five Percent or Less of a Class:

                           Not Applicable

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person:

No person, other than Mr. Feuer, has shared voting and dispositive powers with respect to the shares owned by Pacific Technology Fund.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  See Exhibit A attached hereto.

Item 9            Notice of Dissolution of Group:

                           Not Applicable

Item 10           Certification:

                           Not Applicable

                                Page 5 of 7 pages

Schedule 13G
Pacific Technology Fund (Cont'd)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997


                                              PACIFIC TECHNOLOGY FUND

                                              /s/ Michael Feuer
                                              ----------------------------------
                                              By:  Michael Feuer

                                              Title:  General Partner




                                              /s/ Michael Feuer
                                              ----------------------------------
                                                        Michael Feuer

                               Page 6 of 7 pages

Schedule 13G
Pacific Technology Fund (Cont'd)

                                    EXHIBIT A

                       Identification of Members of Group

         Pursuant to Rule 13d-1(f) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
Schedule 13G is being filed on behalf of each of the undersigned.

Dated February  14, 1997.




                                         PACIFIC TECHNOLOGY FUND

                                         /s/ Michael Feuer
                                         ----------------------------------
                                         By:  Michael Feuer

                                         Title:  General Partner




                                         /s/ Michael Feuer
                                         ----------------------------------
                                                    Michael Feuer

                                Page 7 of 7 pages